VIA EDGAR AND FEDEX OVERNIGHT

Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Smart Rx Systems, Inc.

Post-Qualification Amendment No. 3 to Offering Statement

Filed December 14, 2023

File No. 024-11384

Dear Mr. Fetterolf:

This letter is submitted on behalf of Smart Rx Systems, Inc., a Florida corporation (the “Issuer”). We are submitting this following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated January 9, 2024 (the “Comment Letter”) to the Issuer’s Post-Qualification Amendment to its Offering Statement on Form 1-A filed on December 14, 2023 (“Form 1-A”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. Issuer filed a Form 1-Z withdrawing its Offering Statement on on January 16, 2024 (“Form 1-Z”) and filed a Form 1-SA on January 25, 2024 for the six month period ended June 30, 2022 (“Form 1-SA”). Issuer filed a new Offering Statement on Form 1-A on April 18, 2024 (“New Form 1-A”). Page references contained herein refer to the Issuer’s New Form 1-A filed concurrently with this letter.

For ease of reference, the Staff’s comment contained in the Comment Letter is reprinted below in bold and is followed by the corresponding response of the Issuer.

1.	We note your response to prior comment 7 and reissue the comment in-part. Please revise to update your disclosure here to discuss the current state of your business, as it appears you only discuss issuances through 2021 as opposed to through the past year. In this regard, your disclosure on page 38 indicates that certain directors and officers made contributions entitling them to common stock in 2022. Refer to Item 4 of Form 1-A. In connection therewith, update your risk factor entitled "If we finance our operations and business plans in the future with debt . . . " on page 20 and also update your section entitled "Interest of Management and Others in Certain Transactions" on page 76 to reflect all applicable transactions with your directors and officers in accordance with Item 13 of Form 1-A. As example, we note your disclosure on page 20 that "[t]he loans outstanding are $1,551,657.36 from Santu Rohatgi as of December 31, 2021 "

Issuer’s Response:

The Issuer has updated disclosure as requested in the New Form 1-A on pages 20 and 76, and throughout the offering circular.

2.	Where you discuss your results for the fiscal year ended December 31, 2022 and for the period ended June 30, 2023, please also discuss the corresponding results for the fiscal year ended December 31, 2021 and for the period ended June 30, 2022, respectively. Your disclosure should quantify changes between periods and clearly specify the reasons for such changes.

Issuer’s Response:

The Issuer has updated disclosure as requested throughout the New Form 1-A offering circular.

3.	We note your response to prior comment 1 that "[s]ince the Qualified Offering Circular was qualified after the six-month period for calendar year 2022, the Issuer believes its next filing obligation was the Form 1-K for the Fiscal Year 2022." Pursuant to Rule 251(b)(7) and Rule 257(b)(2)(ii), you were required to file a Form 1-SA for the first six months of 2022 because your offering statement was qualified during the last six months of such fiscal year. As such, you are not current in your reporting requirements and we reissue the comment. Please withdraw this post-qualification amendment, file such Form 1-SA, and file a new Form 1-A for the contemplated offering.

In connection therewith, we also note your revised disclosure that "[a]lthough the Offering was qualified on August 9, 2022, the Offering, as of the date of this offering circular, has not commenced." As such, it appears that you have not satisfied the requirements of Rule 251(d)(3)(i)(F) and are further required to file a new Form 1-A.

Include in the Form 1-A risk factors discussing the risks related to your failure to timely file the Form 1-SA and to your impermissible delayed offering.

Issuer’s Response:

The Issuer has filed a Form 1-Z and filed Form 1-SA for the six month fiscal period ended June 30, 2022. Issuer has filed a New Form 1-A with additional risk factor disclosure related to the termination of the previous offering statement on Page 28.

4.	We note your response to comment 5 and your disclosure on page 81 that "[w]e do not intend to have our Series REG A shares, nor our Class REG A shares, to be traded publicly at the conclusion of this Offering, as no market exists for such shares, and no market can be effectively developed for such shares, until we list our shares on a national securities exchange, if at all." However, your cover page disclosure continues to indicate that you will list your shares on a national securities exchange "at the end of this offering" or "shortly after the Final Closing." Please revise to reconcile these disclosures. In this regard, it appears that you do contemplate that the Class Reg A shares offered pursuant to this offering statement could be converted into PLS and listed at the end of this offering.

Issuer’s Response:

The Issuer has clarified its disclosure to reconcile the identified disclosures in its New Form 1-A on the cover page of and throughout the offering circular.

5.	We note your disclosure that "Full Redemption is expected by the Company because the Proceeds of the Maximum of this Offering should produce . . . ." It is unclear whether you are referring to the maximum amount in this offering, which you contemplate to be $50 million, or the "REG A Maximum of $75,000,000." To the extent that you are referring to a maximum offering amount other than the $50 million amount contemplated in this offering, revise to clarify or alternatively remove such hypothetical disclosure with respect to future amended offerings, to provide investors with a clear picture of the offering contemplated by this offering statement.

Issuer’s Response:

The Issuer has used a defined term to make clear that the maximum amount it intends to raise is $50 million, unless the maximum amount is increased to $75 million, in the Issuer’s sole discretion.

Please feel free to contact me at (804) 420-6018 for any questions or comments related to this letter.

Very truly yours,

/s/ Tom Voekler

Tom Voekler

cc: Santu Rohatgi